SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Viavi Solutions Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

925550105
(CUSIP Number)

Marc Weingarten, Esq. Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925550105	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,314,164 shares of Common Stock (including options to purchase 5,243,900 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,314,164 shares of Common Stock (including options to purchase 5,243,900 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,314,164 shares of Common Stock (including options to purchase 5,243,900 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.4% (see Item 5)
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 925550105	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS Sandell Investment Services, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,688,136 shares of Common Stock (including options to purchase 758,400 shares of Common Stock and 375,536 shares referenced in cash-settled equity swaps)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,688,136 shares of Common Stock (including options to purchase 758,400 shares of Common Stock and 375,536 shares referenced in cash-settled equity swaps)
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,688,136 shares of Common Stock (including options to purchase 758,400 shares of Common Stock and 375,536 shares referenced in cash-settled equity swaps)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.7% (see Item 5)
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 925550105	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,002,300 shares of Common Stock (including options to purchase 6,002,300 shares of Common Stock and 375,536 shares referenced in cash-settled equity swaps)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,626,764 shares of Common Stock (including options to purchase 6,002,300 shares of Common Stock and 375,536 shares referenced in cash-settled equity swaps)
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

12,002,300 shares of Common Stock (including options to purchase 6,002,300 shares of Common Stock and 375,536 shares referenced in cash-settled equity swaps)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.1% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 925550105	SCHEDULE 13D	Page 5 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Viavi Solutions Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 430 North McCarthy Boulevard, Milpitas, CA 95035.

Item 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by (i) Sandell Investment Services, L.L.C., a Delaware limited liability company (“SIS”), the investment manager to Merrill Lynch Investment Solutions SICAV, a société d’investissement à capital variable organized under the laws of the Grand-Duchy of Luxembourg acting for and on behalf of Merrill Lynch Investment Solutions – Castlerigg Equity Event and Arbitrage UCITS Fund (“MLIS”); (ii) Sandell Asset Management Corp., a Cayman Islands exempted company (“SAMC”), the investment manager to Castlerigg Master Investments, Ltd., a British Virgin Islands company (“Castlerigg Master Investment”), Castlerigg Active Investment Fund, Ltd., a British Virgin Islands company (“CAI Fund”), Castlerigg Equity Event and Arbitrage Fund, a series of ALTMFX Trust (“CEEAF”; and, together with MLIS, Castlerigg Master Investment and CAI Fund, the “Sandell Funds”), an investment company registered under section 8 of the Investment Company Act of 1940, as amended; and (iii) Thomas E. Sandell, a citizen of Sweden, who serves as Chief Executive Officer of SAMC (“Mr. Sandell” and, together with SIS and SAMC, the “Reporting Persons”), with respect to the shares of Common Stock held by the Funds.

(b) The principal business address of SIS, SAMC and Mr. Sandell is 540 Madison Ave., 36th Floor, New York, New York 10022.

(c) The principal business of SIS and SAMC is to provide investment management and advisory services to private individuals, institutions and the Sandell Funds. The principal business of Mr. Sandell is to serve as Chief Executive Officer of SAMC and as Managing Member of SIS.

(d) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SAMC is a Cayman Islands exempted company. SIS is a limited liability company incorporated in Delaware. Mr. Sandell is a citizen of Sweden.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer, general partner or managing member, as applicable, of SIS and SAMC is set forth in Schedule A attached hereto. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of such entities or individuals owns any shares of Common Stock.

CUSIP No. 925550105	SCHEDULE 13D	Page 6 of 11 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used a total of approximately $33,675,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported in this Schedule 13D. Funds for the purchase of the Common Stock reported herein as beneficially held by the Reporting Persons were derived from available working capital of the Sandell Funds.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons purchased the shares of Common Stock, and options reported in this Schedule 13D because they believe that the Issuer’s stock is trading at a discount to its intrinsic value. The Reporting Persons believe that there are certain steps that the Issuer should undertake to unlock the intrinsic value of the Issuer’s stock, including improving the composition of the Board, thoroughly re-evaluating the Issuer's strategic alternatives, the retention of a new financial advisor and operational consulting firm, and identifying a new management team with the necessary experience to maximize the value of the Issuer’s deferred tax assets, such as its multi-billion dollar balance of federal net operating losses (NOLs). The Reporting Persons also believe that the Issuer should transition into a tax-advantaged platform company, and that the review of strategic alternatives should include evaluation of the strategic alternatives for both the OSP and the NSE business, including their possible sale, as well as the possible sale of the Issuer’s business as a whole. To effect these changes, the Reporting Persons are considering nominating a slate of qualified director candidates to stand for election at the Issuer’s 2015 annual meeting of shareholders, though the Reporting Persons would prefer to reach an amicable resolution with the Issuer’s current management and Board. To that effect, the Reporting Persons have had and expect to continue to have discussions with the Issuer’s management and Board, other shareholders of the Issuer and other third parties regarding these matters, as well as relating to the Issuer’s business, operations, strategy, governance, board composition (including representation of the Reporting Persons), future plans and related matters.

On September 1, 2015, SAMC sent a letter to the Issuer’s Board, and issued a press release disclosing the letter (the “September 1 Press Release”), in which SAMC outlined a number of actions it believes the Issuer should undertake in order to increase shareholder value, including the actions discussed above in this Item 4. The foregoing summary of the September 1 Press Release is qualified in its entirety by reference to the full text of the September 1 Press Release, a copy of which is attached hereto as Exhibit 1 and is incorporated by reference herein.

Except as set forth herein or such as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock and/or other securities of the Issuer (collectively, “Securities”), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4 of this Schedule 13D.

CUSIP No. 925550105	SCHEDULE 13D	Page 7 of 11 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 12,002,300 shares of Common Stock (including options to purchase 6,002,300 shares of Common Stock and 375,536 shares referenced in cash-settled equity swaps), constituting approximately 5.1% of the Issuer’s currently outstanding Common Stock. The percentage of shares of Common Stock reported herein are based upon the 235,325,963 shares of Common Stock outstanding as of July 27, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on August 25, 2015.

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference. By virtue of his direct and indirect control of SAMC and SIS, Mr. Sandell is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which SAMC and SIS have voting power or dispositive power.

Pursuant to certain cash-settled equity swaps, SIS and Mr. Sandell have economic exposure to, and may be deemed to beneficially own, approximately 375,536 notional shares of Common Stock, constituting approximately 0.2% of the outstanding shares of Common Stock, pursuant to certain cash-settled equity swaps, as more fully described in Item 6 of this Schedule 13D.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person (other than the Sandell Funds and the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 2 and is incorporated by reference herein.

The Reporting Persons have purchased call option contracts covering 6,002,300 shares of Common Stock with an exercise date of January 15, 2016 and a strike price of $7.00.

Certain of the Reporting Persons may be deemed to have economic exposure to an additional 375,536 shares of Common Stock pursuant to certain cash-settled equity swaps. The counterparty to such cash-settled equity swaps is Credit Suisse and such swaps mature on May 19, 2016. The reference price for such swaps is $6.37. The Reporting Persons do not have voting power or dispositive power with respect to the Common Shares referenced in such swaps.

Other than such joint filing agreement, options and cash-settled equity swaps, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

CUSIP No. 925550105	SCHEDULE 13D	Page 8 of 11 Pages

Item 7.	EXHIBITS

Exhibit	Description
1	September 1 Press Release
2	Joint Filing Agreement, dated September 1, 2015.

CUSIP No. 925550105	SCHEDULE 13D	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 1, 2015

SANDELL ASSET MANAGEMENT CORP.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

SANDELL INVESTMENT SERVICES, L.L.C.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Managing Member

/s/ Thomas E. Sandell
Thomas E. Sandell

CUSIP No. 925550105	SCHEDULE 13D	Page 10 of 11 Pages

SCHEDULE A

Directors and Executive Officers of Certain Reporting Persons

SIS

The following sets forth the name, position, citizenship, principal occupation and business address of the sole managing member of SIS.

Name	Position	Citizenship	Principal Occupation	Business Address
Thomas E. Sandell	Director	Sweden	Chief Executive Officer of SAMC	540 Madison Ave., 36th Floor, New York, New York 10022

SAMC

The following sets forth the name, position, principal occupation, business address and citizenship of each director and executive officer of SAMC.

Name	Position	Citizenship	Principal Occupation	Business Address
Thomas E. Sandell	Director and Chief Executive Officer	Sweden	Chief Executive Officer of SAMC	540 Madison Ave., 36th Floor, New York, New York 10022
Daniel Mignon	Director	Switzerland	Principal, Alpstar Capital SA	7. Av. De Tournay, 1292 Chambesy
Adam Hoffman	Chief Compliance Officer	United States	Legal Counsel at SAMC	540 Madison Ave., 36th Floor, New York, New York 10022
Daniel Borenstein	Chief Financial Officer	United States	Chief Financial Officer of SAMC	540 Madison Ave., 36th Floor, New York, New York 10022
Alejandro Mazier	Senior Managing Director	United States	Senior Managing Director at SAMC	540 Madison Ave., 36th Floor, New York, New York 10022
Shreyas Gupta	Senior Managing Director	United States	Portfolio Manager at SAMC	540 Madison Ave., 36th Floor, New York, New York 10022

CUSIP No. 925550105	SCHEDULE 13D	Page 11 of 11 Pages

SCHEDULE B

TRANSACTIONS IN THE ISSUER’S SHARES OF COMMON STOCK

BY THE REPORTING PERSONS

This Schedule sets forth information with respect to each transaction in shares of Common Stock that were effectuated by the Reporting Persons for the benefit of the Sandell Funds in the last 60 days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices include brokerage commissions.

SAMC

Trade Date	Shares Purchased (Sold)	Weighted Average Price Per Share ($)	*Range of Prices Per Share ($)
8/12/2015	1,219,580	5.61*	5.59 – 5.62
8/13/2015	588,300	5.94*	5.92 – 5.97
8/14/2015	341,120	5.77*	5.73 – 5.87
8/25/2015	(37,215)	5.42	N/A
8/25/2015	1,180,719	5.37	N/A

SIS

Trade Date	Shares Purchased (Sold)	Weighted Average Price Per Share ($)	*Range of Prices Per Share ($)
8/12/2015	229,090	5.64*	5.59 – 5.62
8/13/2015	112,700	5.94*	5.92 – 5.97
8/14/2015	107,680	5.77*	5.73 – 5.87
8/25/2015	627,919	5.37	N/A